# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VNET Group, Inc., CIK 0001508475
CUSIP: 90138A103
Title of class of securities: Class A Ordinary Shares, par value $0.00001 per share
Address of issuer's principal executive offices: GUANJIE BUILDING, SOUTHEAST 1ST FLOOR, 10# JIUXIANQIAO EAST ROAD, Beijing, China (F4), 100016
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-26-000144
Filed by CIK 0001603466

## Reporting persons
- Point72 Asset Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 109,989,366; sole dispositive power 0; shared dispositive power 109,989,366; aggregate amount beneficially owned 109,989,366 (6.6% of the class)
  Comment: Represented by 18,331,561 ADSs (as defined in Item 2(a)) (includes 244,800 Class A Ordinary Shares (as defined in Item 2(a)) (represented by 40,800 ADSs) issuable upon exercise of call options)
- Point72 Capital Advisors, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 109,989,366; sole dispositive power 0; shared dispositive power 109,989,366; aggregate amount beneficially owned 109,989,366 (6.6% of the class)
  Comment: Represented by 18,331,561 ADSs (includes 244,800 Class A Ordinary Shares (represented by 40,800 ADSs) issuable upon exercise of call options)
- Steven A. Cohen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 109,989,366; sole dispositive power 0; shared dispositive power 109,989,366; aggregate amount beneficially owned 109,989,366 (6.6% of the class)
  Comment: Represented by 18,331,561 ADSs (includes 244,800 Class A Ordinary Shares (represented by 40,800 ADSs) issuable upon exercise of call options)

## Item 1. Issuer
Name of issuer: VNET Group, Inc.
Address of issuer's principal executive offices: Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, 100016, The People's Republic Of China

## Item 2. Person Filing
Name of person filing:
This statement is filed by: (i) Point72 Asset Management, L.P. ("Point72 Asset Management") with respect to the Class A ordinary shares, par value $0.00001 per share ("Class A Ordinary Shares"), of VNET Group, Inc. (the "Issuer") held, in the form of American Depositary Shares ("ADSs"), by (and underlying options held by) Point72 Associates, LLC, an investment fund it manages ("Point72 Associates"); (ii) Point72 Capital Advisors, Inc. ("Point72 Capital Advisors Inc.") with respect to the Class A Ordinary Shares held, in the form of ADSs, by (and underlying options held by) Point72 Associates; and (iii) Steven A. Cohen ("Mr. Cohen") with respect to the Class A Ordinary Shares beneficially owned, in the form of ADSs, by Point72 Asset Management and Point72 Capital Advisors Inc.

Each of Cubist Systematic Strategies, LLC and Point72 Hong Kong Limited are advisors under common control with Point72 Asset Management and each acts as a sub-advisor with respect to a portion of the Class A Ordinary Shares reported herein.

There is no CUSIP number assigned to the Class A Ordinary Shares. The CUSIP Number 90138A103 has been assigned to the ADSs of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol "VNET." Each ADS represents 6 Class A Ordinary Shares.
Address of principal business office or, if none, residence: The address of the principal business office of Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902.
Citizenship: Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a Delaware corporation. Mr. Cohen is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on June 30, 2026.

Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen own directly no Class A Ordinary Shares. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by Point72 Associates. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Mr. Cohen controls each of Point72 Asset Management and Point72 Capital Advisors Inc. The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the Class A Ordinary Shares reported herein.
Percent of class: 6.6%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on June 30, 2026.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on June 30, 2026.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on June 30, 2026.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on June 30, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). Point72 Associates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the outstanding Class A Ordinary Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Point72 Asset Management, L.P.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (08/14/2026)
- Point72 Capital Advisors, Inc.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (08/14/2026)
- Steven A. Cohen: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (08/14/2026)